Exhibit (a)(1)(N)

Form of Email Communication to Eligible Option Holders

Regarding Schedule of Information Sessions

Dear DCB Financial Corp Employee or Non-Employee Director:

On November 25, 2014, we announced that we are offering our employees and non-employee directors the opportunity to voluntarily exchange outstanding stock options for shares of restricted stock of DCB Financial Corp. We will be holding information sessions to answer any questions you may have regarding the exchange offer. You are invited to attend one of the three one hour information sessions to be held at The Delaware County Bank and Trust Company Corporate Center at 110 Riverbend Avenue, Lewis Center, Ohio 43035 at the following dates and times:

•      Tuesday, December 2, 2014 at 8:30 A.M.

•      Friday, December 5, 2014 at 8:30 A.M.

•      Friday, December 5, 2014 at 4:00 P.M.

Our email to you on November 25, 2014 contained important information relating to DCB’s Offer to Exchange Outstanding Stock Options. We strongly urge you to read the “Offer to Exchange Outstanding Stock Options” and the other offer materials sent to you to understand the terms of, and your rights with respect to, the exchange offer.

Your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 P.M. Eastern Time, on December 23, 2014. If you miss this deadline, you will not be permitted to participate in this exchange offer.

If you have any questions about our exchange offer or your stock options, please contact me by email at DMohr@dcb-t.com or by telephone at (740) 657-7510.

Sincerely,

Dan

J. Daniel Mohr

Executive Vice President and Chief Financial Officer

DCB Financial Corp

The Delaware County Bank and Trust Company

110 Riverbend Avenue

Lewis Center, Ohio 43035

dmohr@dcb-t.com

(740) 657-7510

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